Aja HoldCo, Inc.
51 Astor Place, 10th Floor
New York, New York 10003

April 18, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Conlon Danberg and Tonya Aldave

Re:	Aja HoldCo, Inc.
Draft Registration Statement on Form S-4
Submitted February 14, 2024
CIK No. 0002006986

Ladies and Gentlemen:

On behalf of our client, Aja HoldCo, Inc. (the “Registrant”), we set forth below the Registrant’s response to the letter, dated March 12, 2024, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above referenced draft registration statement on Form S-4 confidentially submitted by the Registrant on February 14, 2024 (the “Draft Registration Statement”).

In order to facilitate your review, we have restated the Staff’s comments in this letter, and we have set forth the Registrant’s responses immediately below the Staff’s comments.

In addition, the Registrant has revised the Draft Registration Statement in response to the Staff’s comments and is, concurrently with the submission of this letter, publicly filing an amendment to the Draft Registration Statement (the “Amendment”), which reflects the revisions described in the Registrant’s responses below and clarifies certain other information. The page numbers in the text of the Registrant’s responses included below correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Draft Registration Statement on Form S-4

Notice of Extraordinary General Meeting, page i

1.
Staff’s Comment: We note that the Dear Shareholders letter contains long sections of what appears to be entire clauses copied and pasted from legal agreements. Please revise to summarize the transactions and agreements described in the letter in plain English. Similarly, revise the entire section on pages 104 through 118.

Response: The Registrant acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure in the Dear Shareholders letter and on pages 113 through 125.

Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
April 18, 2024

Market and Industry Data, page iii

2.
Staff’s Comment: Your statements that (i) “you are cautioned not to give undue weight to these estimates,” (ii) “the accuracy and completeness of such information is not guaranteed,” and (iii) “Adagio has not independently verified any third-party information” may imply an inappropriate disclaimer of responsibility with respect to the third party information and internal research. Please revise to clarify that, notwithstanding the foregoing, you believe that this information is reliable.

Response: The Registrant acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page iii.

3.
Staff’s Comment: Please revise here and in the business section to explain what you mean by your disclosure on page iv relating to “the novelty of the markets for Adagio’s products” or remove this disclosure.

Response: The Registrant acknowledges the Staff’s comment and advises the Staff that it has removed this disclosure on page iv.

Questions and Answers for Shareholders of Arya
Q. What proposals are shareholders of ARYA being asked to vote upon, page xiv

4.
Staff’s Comment: We note that The Adjournment Proposal permits adjournment “if the holders of the Public Shares have elected to redeem such number of shares such that the New Adagio Common Stock would not be approved for listing on a U.S. stock exchange.” Here or elsewhere in the Prospectus, please briefly describe the specific listing rules that could be implicated by redemptions and to provide additional detail regarding the level of redemptions that could cause the New Adagio Common Stock to fail to qualify for listing on a U.S. stock exchange. Include risk factor disclosure to describe material risks to public shareholders seeking to exercise their redemption rights.

Response: The Registrant acknowledges the Staff’s comment and advises the Staff that it has included a new Question and Answer on page xv and revised the disclosure on page 98.

Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
April 18, 2024

Summary
Adagio Business Summary, page 1

5.
Staff’s Comment: Please balance your disclosure regarding Adagio in the Summary section to include equally prominent disclosure of the limitations you face in implementing your business strategy, including, but not limited to, the fact that Adagio has incurred net losses in each quarterly and annual period since inception and that it has not yet generated any meaningful revenue.

Response: The Registrant acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 1.

6.
Staff’s Comment: We note your statement that the preliminary data from your clinical trials is “suggestive of outcomes favorable to the current standard of care.” Please expand on this statement to briefly describe the current standard of care and the way or ways in which the preliminary data from your clinical trials suggests more favorable outcomes compared to the current standard.

Response: The Registrant acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 1 and 221.

7.	Staff’s Comment: Please disclose that Adagio’s audit report includes a paragraph related to substantial doubt about the ability of Adagio to continue as a going concern.

Response: The Registrant acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 1.

8.
Staff’s Comment: We note your statement here that “[s]ome of Adagio’s products have obtained regulatory approvals in the EU for commercialization” and on page 31 that “Adagio only has one product, iCLAS ULTC catheter and system, which is authorized for commercialization only in the European Union.” If true, please revise your Summary section to state that you only have one product that has obtained regulatory approval or otherwise clarify this description.

Response: The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that Adagio’s iCLAS(TM) ULTC System and VT ULTC System (inclusive of vCLAS(TM) catheter) have obtained regulatory approvals in the EU for commercialization, and it has revised the disclosure on pages 1 and 221.

Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
April 18, 2024

The ARYA Board’s Reasons for the Business Combination, page 5

9.
Staff’s Comment: We note your statement here and on page 133 regarding “the support for the implied valuation of Adagio indicated by the commitments obtained from the PIPE Investors.” Please clarify what you mean by “the implied valuation indicated by such commitments.”

Response: The Registrant acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 6 and 144.

Sponsor Letter Agreement, page 9

10.
Staff’s Comment: We note your disclosure that pursuant to the Sponsor Letter Agreement “each of the Insiders and ARYA agreed to terminate certain existing agreements or arrangements.” Please clarify what existing agreements or arrangements will be terminated.

Response: The Registrant acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 10, 15, and 130.

Organizational Structure, page 10

11.
Staff’s Comment: We note that you included your organizational structures before and after the merger. Please revise the post business combination structure to show what percentages of the combined company will be owned by the current officers, directors and shareholders of both ARYA and Adagio, as well as PIPE investors.

Response: The Registrant acknowledges the Staff’s comment and advises the Staff that it has revised the structure chart on page 12 and related disclosure on pages xix through xxiii, and 125 through 126.

Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
April 18, 2024

Risk Factors
Risks Related to Adagio’s Business
Adagio is dependent on limited third-party suppliers and manufacturers, page 40

12.
Staff’s Comment: We note your disclosure that “Adagio relies on third-party suppliers to provide it with certain components of its products, some of which are single-source suppliers.” Please identify specific third-party suppliers and briefly describe any contracts with such third-party suppliers, upon which Adagio’s business is substantially dependent.

Response: The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that Adagio does not believe any of the contracts with such third-party suppliers, including the single-source suppliers, constitutes a material contract that requires disclosure under Item 601(b)(10) of Regulation S-K. The Registrant respectfully advises the Staff that, in using the term “single-source supplier,” Adagio is referring to the fact that it sources particular component(s) for its products from a single supplier and is not suggesting that it is only able to locate one supplier in the market to supply such component(s). On the contrary, in the event that Adagio’s suppliers, including the single-source suppliers, are unable or unwilling to manufacture the components or materials in Adagio’s required volumes, or at specified times, Adagio believes it can find and qualify replacement suppliers without a material disruption to its business given its safety stock and the availability of alternative suppliers for its components. The Registrant has included the foregoing in said Risk Factor on page 44.

Unfavorable U.S. or global economic conditions as a result of the COVID-19 pandemic, page 46

13.	Staff’s Comment: We note your reference to the potential impact on Adagio’s “proteomics product platform.” Please revise here and in the Business section to describe this product platform or advise.

Response: The Registrant acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 50.

Subscription Agreements, page 119

14.
Staff’s Comment: We note that in several sections of your prospectus you refer to the “commitments by certain investors to subscribe for and purchase Class A Ordinary Shares in the open market and not to redeem such shares prior to the Closing Date.” Please disclose here and in other appropriate sections of the filing how you will determine the number of shares, also referred to as the “New Adagio Common Stock,” to be issued pursuant to the subscription agreements.

Response: The Registrant acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 126 through 128 and in other appropriate sections of the Amendment.

Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
April 18, 2024

Background of the Business Combination, page 123

15.
Staff’s Comment: We note your disclosure that on January 25, 2023, representatives of ARYA provided representatives of Adagio with a draft, non-binding term sheet with respect to the potential business combination, which provided for a $75 million pre-transaction equity value of Adagio. Please expand on this disclosure to explain how the parties arrived at the $75 million pre-transaction equity valuation, including the methodology employed in reaching the valuation. Please provide corresponding disclosure for the other valuations noted in the background section or explain what led to the changes in valuation during the course of the negotiations. In this regard, we note that between October 18, 2023 and November 28, 2023 it appears the equity value was reduced to $24 million. Finally, please expand on your discussion of the drafts of the business combination agreement to note the equity valuation included in such drafts or that the terms were consistent with the non-binding term sheet.

Response: The Registrant acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 133 through 138.

16.
Staff’s Comment: We note your disclosure that during the November 28, 2023 meeting, “ARYA’s management and representatives of the Sponsor provided the ARYA directors with an update on Adagio’s business, including updates to Adagio’s financial projections and refinements to Adagio’s go-to-market strategy.” Please expand on this disclosure to describe Adagio’s original financial projections and go-to-market strategy as well as the changes to such items.

Response: The Registrant acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 139.

17.
Staff’s Comment: We note your discussion relating to three potential business combination targets and seven potential business combination targets on page 122. You identify only Adagio and Amicus as potential acquisition targets in this section. Please identify each potential target and describe any letters of intent or confidentially agreements entered into with these target companies.

Response: The Registrant acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 130 through 132.

Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
April 18, 2024

18.
Staff’s Comment: We note your discussion of the PIPE financing in this section. Please revise your disclosure to discuss whether there were any valuations or other material information about the SPAC, the target, or the de-SPAC transaction provided to potential PIPE investors that have not been disclosed publicly.

Response: The Registrant acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 142.

Opinion of ARYA’s Financial Advisor, page 136

19.
Staff’s Comment: We note your disclosure that in arriving at its opinion, Scalar reviewed certain internal estimates, and other data relating to the business and financial prospects of Adagio that were provided to Scalar by the management of ARYA. We also note your statement that “Scalar also was advised by ARYA’s senior management, and Scalar assumed, that the financial projections and other prospective information, including, but not limited to, projections for the timely receipt of governmental, regulatory and other third-party approvals, represented a reasonable basis upon which to evaluate the future business and financial prospects of Adagio.” Please clarify if Scalar received and reviewed financial projections in connection with arriving at its opinion. If so, please disclose such projections and qualitatively and quantitatively describe all material assumptions underlying such projections.

Response: The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that no financial projections of Adagio were provided to or utilized by Scalar in the preparation of its fairness opinion.

Opinion of ARYA’s Financial Advisor
Selected Precedent Financings and M&A Transactions Analysis, page 141

20.
Staff’s Comment: We note your statement that “Scalar selected these financings and M&A transactions based on information obtained by searching SEC filings, public company disclosures, press releases, equity research reports, industry and popular press reports, databases and other sources.” Please revise to clarify the specific selection criteria used to create the list of precedent financing and M&A transactions. Additionally, please note whether there were any financing or M&A transactions that met the selection criteria but were excluded from the list of precedent transactions.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure on page 152.

Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
April 18, 2024

Unaudited Pro Forma Condensed Combined Financial Information, page 166

21.
Staff’s Comment: Please expand your disclosures here or within Note 1 to provide a clear description of all material components of Business Combination Agreement in addition to the Subscription Agreements and any other material agreements as required by Article 11-02(a)(2) of Regulation S-X. In this regard, also particularly provide discussions about the conversion of both entity’s equity outstanding prior to the closing.

Response: The Registrant respectfully acknowledges the Staff’s comment and advises the Staff that the Registrant has updated the disclosure on pages 182 through 184 in order to provide a clear description of all material components of the Business Combination Agreement in addition to the Subscription Agreements and other material agreements as required by Article 11-02(a)(2) of Regulation S-X. Further, the Registrant has updated the disclosure to also provide discussion of the conversion of both ARYA’s and Adagio’s equity outstanding prior to the Closing Date.

Note 2. Basis of Pro Forma Presentation, page 172

22.
Staff’s Comment: We note your conclusion that ARYA will be the accounting acquirer and Adagio will be the accounting acquiree resulting in the use of the accounting method of accounting in accordance with ASC 805. We further note that this conclusion is based, in part, on your assessment that Adagio is considered a Variable Interest Entity (VIE) upon consummation of the business combination due to the amount of “expected cash on hand resulting in the equity at risk being considered insufficient for Adagio to finance its activities without additional subordinated financial support.” Please provide us with your detailed analysis of Adagio’s anticipated facts and circumstances at the closing of the business combination with specific reference to the authoritative literature that supports your position. Refer to ASC 810-10-25-37 and ASC 810-10-15-14 for guidance. In this regard, we note that prior to the closing of the business combination, Adagio’s October 2022 convertible notes, warrants, and convertible preferred stock all convert into Adagio’s common stock. Lastly, please include in your response an accounting acquirer analysis under ASC 805-10-55-11 through ASC 805-10-55-15.

Response: The Registrant respectfully acknowledges the Staff’s comments and advises the Staff that Adagio concluded that the Registrant is the accounting acquirer. Please refer to the updated disclosure on page 184 in the section entitled Unaudited Pro Forma Condensed Combined Financial Information of the Amendment, and the discussion below for additional information on the accounting acquirer determination.

Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
April 18, 2024

In connection with the execution of the transaction, Adagio evaluated whether it is a variable interest entity (“VIE”) as of the date at which Adagio became involved with the Registrant in accordance with ASC 810-10-25-37. ASC 810-10-25-37 defines involvement as: “ownership, contractual, or other pecuniary interests that may be determined to be variable interests.” On the Closing Date, the Registrant will obtain equity interests in Adagio that were determined to be variable interests and, therefore, Adagio assessed the VIE considerations as of the Closing Date.

In evaluating whether Adagio is a VIE, Adagio’s management considered ASC 810-10-25-22 and assessed Adagio’s purposes and design. Adagio’s management determined that the purpose and design of Adagio is to research, develop, and ultimately commercialize medical technologies to address cardiac arrythmia. As such, Adagio operates to reach the next stages of development toward commercialization for its portfolio of cardiac treatment technologies.

Per ASC 810-10-15-14(a), Adagio considered whether it has sufficient equity to finance its activities without additional subordinated financial support. Adagio is an early-stage business and has already incurred significant losses to date. Additionally, Adagio has significant risk and uncertainties as to when or whether the development of the device efficacy will proceed to the next stage of development and ultimately commercialization. Therefore, there is uncertainty whether the cash on hand will be sufficient to finance the next stage of development. Based on the above, Adagio’s management concluded that Adagio does not have sufficient equity to finance its operations and is a VIE.

ASC 805-10-25-5 states that the guidance in general subsections of ASC 810-10 related to determining the existence of controlling financial interest is used to identify the acquirer in a business combination except when a VIE is acquired. Since Adagio is a VIE, as discussed above, the application of ASC 805-10-55-11 through ASC 805-10-55-15 is not required.

Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
April 18, 2024

Next, Adagio’s management assessed which entity is the primary beneficiary of Adagio, as the primary beneficiary of a VIE is always considered the acquirer per ASC 805-10-25-5 and ASC 805-10-55-10. The Registrant will hold 100% of the voting rights of Adagio as well as control of the board of directors of Adagio and, therefore, has the sole power to control the significant activities that will significantly impact Adagio’s economic performance post-transaction. Additionally, the Registrant’s equity interest in Adagio will result in the right to receive benefits and the obligation to absorb the losses of Adagio that could be significant to the Registrant. In this analysis, Adagio management considered that the Registrant is a substantive new entity that survives the Business Combination. In connection with the Business Combination, the Registrant will issue equity to, or will assume the converted 2022 Adagio Notes and the Bridge Financing Notes. Additionally, the Registrant will issue debt in the form of convertibles notes through the Convertible Security Financing and will assume some of the debt of Adagio. These issuances and assumptions do not affect the Registrant’s power or benefits discussed above, and, as such, do not change management’s conclusion.

Based on the above, upon the Closing, the Registrant is the primary beneficiary of Adagio under ASC 810-10-25-38A and therefore will be the accounting acquirer.

23.
Staff’s Comment: Please revise your tabular presentation of the pro forma shares of New Adagio Common Stock outstanding to exclude all dilutive securities and present the dilutive securities to be outstanding with the closing in a separate table or footnote disclosure by type and by holder. Also address the need to disclose the New Adagio options issued to Adagio option holders within Note 6. In this regard, we note the Sponsor Earn-Out Shares will be subject to a vesting criteria and Adagio’s options will be converted into New Adagio options. Also, separately present the shares to be acquired by the Perceptive PIPE Investor from the other PIPE Investors, as it would appear that the Perceptive PIPE Investor has an existing relationship with Adagio prior to the Business Combination. Refer to your disclosures on page 262, which notes CVF LLC, the Preceptive PIPE Investor, is a holder of more than 5% of Adagio’s capital stock.

Response: The Registrant respectfully acknowledges the Staff’s comment and advises the Staff that the Registrant updated, within Note 2. Basis of Pro forma Presentation, the tabular presentation of the pro forma shares of New Adagio Common Stock outstanding to exclude all dilutive securities and present dilutive securities to be outstanding with the closing in a separate table. Further, the Registrant also updated the disclosures pertaining to such dilutive securities within Note 6. Net Loss per Share, including New Adagio options issued to Adagio option holders. Furthermore, the Registrant also updated to separately present the shares to be acquired by the Perceptive PIPE Investor from the other PIPE Investors.

Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
April 18, 2024

Business of Adagio and Certain Information about Adagio, page 202

24.	Staff’s Comment: Please revise this section to disclose the following:

•	In regard to Adagio’s product approved in the EU, please disclose if you are seeking EU approval for your other products and if not, why not.

•	In regard to Adagio’s aspiration to receive FDA approval in the USA, clearly disclose which of your three products you are seeking the FDA approval for.

•	Clarify in what “select European markets” Adagio has commercially launched its iCLAS Cryoablation System, as referenced on page 231.

•	Clarify where Adagio’s 97 full-time employees are located, as referenced on page 230.

•
Clarify the basis for your belief that “Adagio’s future success is largely dependent on its ability to successfully develop and commercialize in the United States its pipeline products,” as stated on page 32, because it appears that even though Adagio’s product launched in the EU in 2020, the company only achieved combined sales of less than $0.5 million in the fiscal years 2021 and 2022.

Response: The Registrant acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure as follows:

•	For each of bullet points 1 and 2, the Registrant has revised the disclosure on pages 1 and 221.

•	For bullet point 3, the Registrant has revised the term “select European markets” to “the EU” on page 251.

•	For bullet point 4, the Registrant has revised the disclosure on page 250.

•	For bullet point 5, the Registrant has removed “in the United States” from said Risk Factor on page 36.

Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
April 18, 2024

Market Opportunity, page 202

25.
Staff’s Comment: Please provide the source or basis for the valuations, growth rates and estimates included in this section or note these statements are the belief of management. With respect to the CAGRs listed on page 203, please discuss any material assumptions underlying these projections.

Response: The Registrant acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 221 and 222.

Current Ablation Catheter Technology Landscape, page 210

26.	Staff’s Comment: Please expand on your disclosure to explain the CIRCA-DOSE randomized clinical trial, including who conducted the trial and when it was performed.

Response: The Registrant acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 229.

Key Benefits of ULTC, page 213

27.
Staff’s Comment: We note your statement that “[w]hile still at an early stage, we believe our ULTC results could potentially demonstrate a more durable clinical outcome.” Please clarify what you mean by a more durable clinical outcome. Additionally, we note that the data presented in the chart on page 213 is not based on head-to-head clinical trials. You may not present a comparison of your product candidate to other products or third party product candidates unless you have conducted head-to-head trials. You may present objective result of clinical trials, but such results should not be compared to alternative products unless head-to-head studies were conducted. Accordingly, please remove these comparisons from the prospectus.

Response: The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 232 to remove the comparison of ULTC to alternative products, including the bar representing ULTC CRYOCURE-2 trial result from the chart, and clarify that ULTC has not been tested directly against the technologies listed in the chart.

Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
April 18, 2024

Clinical Data, page 217

28.
Staff’s Comment: Please revise this section to include a brief description of the October 2021 SAE that occurred during the US pivotal clinical study of the CE marked iCLAS(TM) Cryoablation Catheter, the six month voluntary pause in the study, and the subsequent resumption of the study following the May 2022 FSCA submission.

Response: The Registrant acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 237.

Adagio’s Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 235

29.
Staff’s Comment: Considering the significance of the research and development expense to your operating results, please expand your disclosures to include the types of expenses incurred during each period presented for each of your product candidates. If you do not track your research and development costs by project, please disclose that fact and explain why you do not maintain and evaluate research and development expenses by project. Also, provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e., by nature or type of expense) which should reconcile to total research and development expense. In this regard, we note your disclosures on page 216 that your product portfolio consists of three product families.

Response: The Registrant respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 256.

Accordingly, the Registrant has expanded its disclosure related to research and development expense in both the components of operations and results of operations, pages 254 and 255, respectively, to include other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred.

Employment Arrangements with Named Executive Officers, page 247

30.	Staff’s Comment: We note your disclosure regarding the Dahldorf offer letter. Please file the offer letter as an exhibit to the registration statement or explain why you are not required to do so.

Response: The Registrant acknowledges the Staff’s comment and advises the Staff that it has filed the Dahldorf offer letter as Exhibit 10.36 to the Amendment in response to the Staff’s comment.

Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
April 18, 2024

Beneficial Ownership of Securities, page 255

31.
Staff’s Comment: Please disclose the natural person or persons who have voting and dispositive control over the shares held by Glazer Capital, LLC and Radcliffe Capital Management, L.P. (footnotes 9 and 10 to the beneficial ownership table).

Response: The Registrant acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 277 and 278.

Related Party Loans, page 259

32.
Staff’s Comment: Please revise the first and second paragraph of this section to identify the related party and “an affiliate of the Sponsor,” as well as the basis on which the person is a related party. Refer to Item 404(a)(1) of Regulation S-K.

Response: The Registrant acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 280.

Index to Financial Statements, page F-1

33.
Staff’s Comment: Pursuant to Item 14(e) of the Form S-4, please provide financial statements of the registrant, Aja HoldCo, Inc. Please also include the registrant in a separate column in the pro forma financial information provided in accordance with Article 11-02(a)(4) of Regulation S-X.

Response: The Registrant respectfully advises the Staff that the inclusion of the Registrant’s financial statements would require a burdensome undertaking by the Registrant, ARYA and Adagio and believes that the inclusion of historical financial statements of the Registrant are immaterial to investors, given that the Registrant is a newly formed company that has not commenced operations and has no (or nominal) assets or liabilities.  The Registrant has revised the disclosure on page F-1 to include a statement that the Registrant has not commenced operations and has no material assets or liabilities as of December 31, 2023, similarly to the statement it had included in the section entitled “Presentation of Financial Information.”

Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
April 18, 2024

Adagio Medical, Inc. Financial Statements
Note 2 – Summary of Significant Accounting Policies
Inventory, page F-75

34.
Staff’s Comment: We note your statement that cost for inventory is determined principally under standard cost methods. Please revise your disclosure to state the specific inventory costing method utilized (e.g., LIFO, FIFO, average, specific identification, et cetera). Refer to ASC 330-10-50-1 for guidance.

Response: The Registrant respectfully acknowledges the Staff’s comment and advises the Staff that the Registrant has updated the inventory disclosure on page F-33 to include the specific inventory costing method (i.e., FIFO).

Note 5 – Property and Equipment, page F-80

35.
Staff’s Comment: Please either separately present the carrying value of the Consoles in the table or disclose the amount as a footnote to the table. Also, specifically disclose the useful life of the consoles.

Response: The Registrant respectfully acknowledges the Staff’s comment and advises the Staff that the Registrant updated the Property and Equipment disclosure as a footnote to the table on page F-40 and disclosed the carrying value and useful life of the consoles on page F-33.

Note 15 – Subsequent Events, page F-90

36.	Staff’s Comment: Please disclose the specific date through which subsequent events were evaluated in accordance with ASC 855-10-50-1.

Response: The Registrant respectfully acknowledges the Staff’s comment and advises the Staff that the Registrant updated the Subsequent Events disclosure to include the specific date the subsequent events were evaluated in and that the date was the date the financial statements were available to be issued in accordance with ASC 855-10-50-1 on page F-53 in the Amendment.

Annex R – Form of Proxy Card, page R-1

37.	Staff’s Comment: We note that your proxy card is seven pages long and appears to include entire clauses of the merger agreement. Please consider clarifying your proxy card in plain English.

Response: The Registrant acknowledges the Staff’s comment and advises the Staff that it has revised the proxy card.

Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
April 18, 2024

Signatures, page II-7

38.
Staff’s Comment: Please have the majority of your board sign the registration statement or advise why the filing is signed by two people only in their individual capacities. In this regard, we note your disclosure on page 185 where you appear to indicate that your board consists of six directors. Refer to Instruction 1 to the Signature section of Form S-1.

Response: The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that Adam Stone, the Registrant’s Chief Executive Officer and principal executive officer, and Michael Altman, the Registrant’s Chief Financial Officer and principal financial and accounting officer, currently are the only two members of the Registrant’s board of directors and have each signed the Amendment, as required by Form S-4. The directors that will serve on the board of directors of the Registrant following the consummation of the Business Combination, as described in the section of the Amendment entitled “Management of New Adagio Following the Business Combination,” will be appointed to the board of directors of the Registrant on or prior to the Closing Date.

General

39.
Staff’s Comment: Please disclose that ARYA has received a notice from the staff of the Listing Qualifications Department of the Nasdaq Stock Market regarding non-compliance with Nasdaq Rule IM-5101-2, as disclosed in ARYA’s Form 8-K filed on February 28, 2024. Please revise your disclosure throughout the filing to briefly describe the Nasdaq notice and its potential consequences. In addition, provide an update on the status of this notice and the status of any hearing related to the notice. Finally, add risk factor disclosure related to potential delisting from the exchange.

Response: The Registrant acknowledges the Staff’s comment and advises the Staff that it has revised the risk factor disclosure on pages 97 and 99 and revised disclosure throughout the filing.

Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
April 18, 2024

40.
Staff’s Comment: We note your disclosure on page 92 that Goldman Sachs & Co. LLC waived its deferred underwriting commission what would otherwise be due to it upon the closing of the business combination. Please address the following:

•	Disclose how this waiver was obtained, why the waiver was agreed to, and clarify ARYA’s current relationship with Goldman Sachs.

•	Please disclose the basis for your conclusion that “no inference should be drawn that Goldman Sachs & Co LLC agrees with the disclosure regarding its waiver.”

•
Describe what relationship existed between Goldman Sachs and ARYA after the close of the IPO, including any financial or merger-related advisory services conducted by Goldman Sachs. For example, clarify whether Goldman Sachs had any role in the identification or evaluation of business combination targets.

•	Disclose whether ARYA’s or Adagio’s boards of directors relied on the work performed by Goldman Sachs related to the merger transaction.

•
Tell us whether Goldman Sachs was involved in the preparation of any disclosure that is included in this draft registration statement, including any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, if true, please clarify whether Goldman Sachs claims no role in the SPAC’s business combination transaction and has affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.

Response: The Registrant acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages xvi and xviii, 25 through 26, and 100 through 101.

41.	Staff’s Comment: We note your disclosure that Annexes A through I are included in the filing, but we are unable to locate them. Please include these annexes in your next amendment.

Response: The Registrant acknowledges the Staff’s comment and advises the Staff that it has included the annexes with the Amendment.

Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
April 18, 2024

42.
Staff’s Comment: We note your disclosure related to the “Base Warrants” and “Pre-Funded Warrants.” Please disclose the material terms and the dates of signing the Base Warrant Agreement and the Pre-Funded Warrant Agreement. Disclose the exercise price or formula for the pre-funded warrants and the warrant holders’ obligation not to redeem their shares for a specified period of time. Consider adding a question and answer related to the pre-funded warrants and appropriate risk factor disclosure.

Response: The Registrant acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages xxiii through xxiv, 95 through 96, and 297 through 298.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Peter Seligson (by telephone at (212) 446-4756 or by email at peter.seligson@kirkland.com) or Mathieu Kohmann (by telephone at (212) 390-4510 or by email at mathieu.kohmann@kirkland.com) of Kirkland & Ellis LLP.

[Signature Page Follows]

Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
April 18, 2024

Sincerely,

AJA HOLDCO, INC.

/s/ Adam Stone
Name: Adam Stone
Title: Chief Executive Officer

Via E-mail:

cc:	Peter Seligson Mathieu Kohmann Kirkland & Ellis LLP Michael S. Lee Michael Sanders Reed Smith LLP